January 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	ADOMANI, INC.
Registration Statement on Form S-1 (Registration No. 333-220983)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Boustead Securities, LLC (“Boustead”), as placement agent for the referenced offering, hereby concurs in the request by ADOMANI, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 P.M. (Eastern Time) on January 4, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Boustead affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer